Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Earnings:
Pretax income	$119,315	101,518	$229,684	$200,044
Add fixed charges as adjusted (from below)	46,574	43,926	91,736	86,754
	$165,889	$145,444	$321,420	$286,798

Fixed charges:
Interest expense:
Corporate	$43,020	$40,635	$85,078	$79,838
Amortization of deferred financing costs	1,499	1,448	3,017	2,881
Portion of rent representative of interest	2,055	1,843	3,641	4,035
Fixed charges	$46,574	$43,926	$91,736	$86,754
Ratio (earnings divided by fixed charges)	3.56	3.31	3.50	3.31